EXHIBIT 21.1

LIST OF SUBSIDIARIES

As of December 16, 2010

Subsidiary	Jurisdiction of Incorporation
Interline Brands, Inc.	New Jersey

Wilmar Financial, Inc.	Delaware

Wilmar Holdings, Inc.	Delaware

Glenwood Acquisition LLC	Delaware

Barnett of the Caribbean, Inc.	Puerto Rico

Sexauer Ltd.	Ontario, Canada

Interline Brands Hong Kong Limited	Hong Kong, China

Interline Brands International Trading (Shenzhen) Co., Ltd.	Shenzhen, China